

February 20, 2024

Tim Chen
Chief Financial Officer
VNET Group, Inc.
Guanjie Building Southeast 1st Floor, 10# Jiuxianqiao East Road
Chaoyang District
Beijing, 100016
The People's Republic of China

> **Re: VNET Group, Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2022**
> **File No. 001-35126**

Dear Tim Chen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Will Cai